SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 5)

RADVISION LTD.
(Name of Subject Company (Issuer))

ZOHAR ZISAPEL
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
(Title of Class of Securities)

M81869105
(CUSIP Number of Class of Securities)

Zohar Zisapel
24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel
+972-3-645-8101
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steven J. Glusband, Esq.	Noam Nativ, Adv.
Carter Ledyard & Milburn LLP	Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Wall Street	2 Weizmann Street
New York, New York 10005	Tel Aviv 64239, Israel
Telephone: (212) 732-3200	Telephone: (972) 3-608-9999
Telecopy: (212) 732-3232

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 7,479,734	$ 417.37***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 971,394 ordinary shares of Radvision Ltd. at a purchase price of $7.70 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000558.

***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $417.37.	Filing Party: Zohar Zisapel.
Form or Registration No.: Schedule TO.	Date Filed: April 30, 2009 and May 29, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. M81869105

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Mr. Zohar Zisapel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,685,188*
	8.	SHARED VOTING POWER 187,213**
	9.	SOLE DISPOSITIVE POWER 4,685,188*
	10.	SHARED DISPOSITIVE POWER 187,213**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,872,401*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.94%***
14.	TYPE OF REPORTING PERSON IN

* Includes 105,000 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person exercisable as of the date of this filing or within 60 days thereafter (the “Options”).

** The 187,213 Ordinary Shares are held of record by RAD Data Communications Ltd., an Israeli company. The Reporting Person is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. The Reporting Person and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

*** Based on 19,535,380 Ordinary Shares (including the Options) that the Issuer advised were issued and outstanding (which excludes 3,088,343 Ordinary Shares held as treasury stock) as of June 24, 2009.

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Mr. Zohar Zisapel, the Chairman of the Board of Directors of RADVISION Ltd. (“Radvision”) and a principal shareholder of Radvision, on April 30, 2009 with the Securities and Exchange Commission, and amended by Amendment No. 1 on May 11, 2009, Amendment No. 2 on May 18, 2009, Amendment No. 3 on May 29, 2009 and Amendment No. 4 on June 11, 2009 (as amended, the “Schedule TO”), in connection with his offer to purchase 971,394 outstanding ordinary shares, nominal (par) value NIS 0.10 per share (the “Shares”), of Radvision, at $7.70 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated April 30, 2009 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 5 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION.

        Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

        “On June 25, 2009, Mr. Zisapel issued a press release announcing the final results of the Offer. The Offer expired on Thursday, June 25, 2009 at 10:00 a.m., New York time, or 5:00 p.m., Israel time. As of the expiration date of the Offer, based on the final results provided by the U.S. Depositary and by the Israeli Depositary, 175,338 Radvision shares, or approximately 0.9% of the outstanding Radvision shares, had been validly tendered and not withdrawn. The Offer included a statutory condition that Radvision shares representing at least 5.0% of the outstanding Radvision shares be validly tendered and not withdrawn. The minimum condition of the Offer was not met and therefore none of the tendered shares will be accepted. The tendered shares not previously withdrawn will be returned promptly to their respective tendering shareholders. A copy of the press release is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated April 30, 2009.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(5)(A)	Text of Press Release issued by Mr. Zisapel on April 30, 2009.*

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on April 30, 2009. **

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on April 30, 2009.**

(a)(5)(D)	Text of Press Release issued by Mr. Zisapel on May 29, 2009.*

(a)(5)(E)	Text of Press Release issued by Mr. Zisapel on June 11, 2009.*

(a)(5)(F)	Text of Press Release issued by Mr. Zisapel on June 25, 2009.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.

**	Previously filed with the Schedule TO. English translation from Hebrew.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Zohar Zisapel —————————————— Zohar Zisapel

Dated: June 25, 2009

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated April 30, 2009.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(5)(A)	Text of Press Release issued by Mr. Zisapel on April 30, 2009.*

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on April 30, 2009.**

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on April 30, 2009.* *

(a)(5)(D)	Text of Press Release issued by Mr. Zisapel on May 29, 2009.*

(a)(5)(E)	Text of Press Release issued by Mr. Zisapel on June 11, 2009.*

(a)(5)(F)	Text of Press Release issued by Mr. Zisapel on June 25, 2009.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.

**	Previously filed with the Schedule TO. English translation from Hebrew.